Exhibit 99.4

Execution Version

AMENDMENT TO SENIOR UNSECURED JAPANESE YEN TERM LOAN CREDIT

AGREEMENT

This AMENDMENT to the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of September 19, 2017, is made and entered into by and among TEVA PHARMACEUTICAL INDUSTRIES LIMITED, an Israeli company registered under no 52-0013-954, the registered address of which is at Har Hozvim, Jerusalem, ISRAEL (the “Company”, “Guarantor” or “Parent”), TEVA HOLDINGS K.K., a Kabushiki Kaisha organized under the laws of Japan registered under no 0104-03-008857, the registered address of which is at 1-5, Toranomon 5-chome, Minato-ku, Tokyo, Japan, and a Subsidiary of the Company (“Teva Japan” or the “Borrower”), the Lenders party hereto and MIZUHO BANK, LTD. (the “Administrative Agent”).

W I T N E S S E T H:

Reference is made to the Senior Unsecured Japanese Yen Term Loan Credit Agreement, dated as of December 17, 2013 (as amended from time to time, the “Credit Agreement”), between, amongst others, the Parent, the Borrower, the Lenders named therein and the Administrative Agent.

WHEREAS, the Loan Parties (as defined in the Credit Agreement), the Administrative Agent and the Lenders party hereto have agreed to amend certain provisions of the Credit Agreement as provided for herein;

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Defined Terms

Section 1.1 Defined Terms. Terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement unless otherwise defined herein.

ARTICLE II

Amendments

Section 2.1 Amendments. Subject to the occurrence of the Amendment Effective Date:

(a) Section 1.01 of the Credit Agreement is hereby amended by inserting in appropriate alphabetical order the following new definitions:

““Agency” means each of Moody’s and S&P.”

““Amendment Effective Date” has the meaning assigned to such term in the amendment to this Agreement dated as of September 19, 2017.”

““Equity Credit” means equity content or equity credit (or similar or successor classification or treatment).”

““Moody’s” means Moody’s Investors Service, Inc. and its successors.”

““Rating” means the credit rating of the Parent in respect of its senior unsecured long-term indebtedness for borrowed money from Moody’s and S&P.”

““Specified Equity Percentage” means, at any time, in respect of any Total Consolidated Debt which constitutes Specified Subordinated Indebtedness, the highest percentage of Equity Credit accorded by an Agency to such Specified Subordinated Indebtedness at such time in accordance with the rating standards and criteria of the applicable Agency as in effect at the time of issuance of such Specified Subordinated Indebtedness; provided, if following the date of issuance of any Specified Subordinated Indebtedness, Parent receives confirmation from any Agency that, due to any change in the interpretation of such rating standards and criteria occurring or becoming effective after the date of issuance of such Specified Subordinated Indebtedness, the Specified Subordinated Indebtedness will no longer be eligible for the percentage of Equity Credit attributed to the Specified Subordinated Indebtedness on the date of issuance and the Specified Equity Percentage shall be reduced to the then applicable percentage of Equity Credit; provided further that no such reduction shall be effective until the date that is one year following Parent’s receipt of such Agency confirmation.”

““Specified Subordinated Indebtedness” of a Person means, at any time, without duplication, any Indebtedness (whether outstanding on the Amendment Effective Date or thereafter incurred) which an Agency assigns whole or partial Equity Credit in accordance with the applicable rating standards and criteria of the applicable Agency as in effect at the time of issuance of such Indebtedness; provided, if following the date of issuance of any such Indebtedness Parent receives confirmation from any Agency that, due to any change in the interpretation of such rating standards and criteria occurring or becoming effective after the date of issuance of such Indebtedness, the Indebtedness will no longer be eligible for any Equity Credit, such Indebtedness shall be deemed to be “Specified Subordinated Indebtedness” hereunder until the date that is one year following Parent’s receipt of such Agency confirmation.”

““S&P” means S&P’s Global Ratings, a division of McGraw-Hill, Inc., and its successors.”

(b) Section 1.01 of the Credit Agreement is hereby amended by amending and restating each defined term listed below with the following new definitions:

““Applicable Margin” means the percentages per annum specified in the Rate Table in Annex I hereto in the applicable “Applicable Margin” row based on the then applicable Rating.

““Total Consolidated Net Debt” means, at any date of determination, the Total Consolidated Debt less Consolidated Cash and Cash Equivalents, each as determined in accordance with GAAP, provided that for purposes hereof Total Consolidated Debt shall be further reduced by an amount equal to the amount of (x) the Specified Subordinated Indebtedness reflected in Total Consolidated Debt multiplied by (y) the Specified Equity Percentage in respect of such Specified Subordinated Indebtedness.”

(c) Section 6.04 of the Credit Agreement is hereby deleted and replaced in its entirety with the following:

“Section 6.04. Financial Covenants.

The Parent shall procure that (a) the Total Consolidated Net Debt to EBITDA (the “Leverage Ratio”) for the period set forth in Column 1 below (calculated as of the last day of, and for, such period) does not exceed the ratio referred to in Column 2 below and (b) the Interest Cover Ratio for all Test Periods (calculated as of the last day of, and for, such period) is as set forth below:

	Column 1	Column 2
Four-quarter Test Period ending with the quarters below
(a) Leverage Ratio	Q3 2017	No greater than 5.00x
	Q4 2017	No greater than 5.00x
	Q1 2018	No greater than 5.00x
	Q2 2018	No greater than 5.00x
	Q3 2018	No greater than 5.00x
	Q4 2018	No greater than 5.00x
	Q1 2019	No greater than 4.75x
	Q2 2019	No greater than 4.75x
	Q3 2019	No greater than 4.50x
	Q4 2019	No greater than 4.50x
	Q1 2020	No greater than 4.25x
	Q2 2020	No greater than 4.25x
	Q3 2020	No greater than 4.00x
	Q4 2020 and thereafter	No greater than 3.50x
(b) Interest Cover Ratio	The Interest Cover Ratio for any Test Period shall be not less than 3.50:1.

; provided that for purposes of calculating the Leverage Ratio for any Test Period the Parent may elect to repay Indebtedness, incur Indebtedness or consummate a Subject Transaction (each, a “Cure Transaction”) at any date within 30 days after the end of such applicable Test Period and for purposes of calculating compliance with the applicable Leverage Ratio for such Test Period then ended may treat any such Cure Transaction as having occurred within the applicable Test Period (such Cure Transaction for purposes of such calculation, a “Leverage Cure”; the Test Period in respect of which such Cure Transaction is deemed to have occurred and such Leverage Cure applied, a “Cured Test Period”; the Test Period in which such Cure Transaction actually occurs, the “Subsequent Test Period”; and the 30 day period after the end of a Cured Test Period, the “30 Day Cure Period”); provided further that:

(A) the Compliance Certificate delivered pursuant to Section 5.01(e) for any Test Period which is a Cured Test Period shall (in addition to the requirements set forth in Section 5.01(e)): (i) state whether a Leverage Cure has been applied in respect of such Test Period; (ii) identify any Cure Transaction occurring during the 30 Day Cure Period; and

(iii) be accompanied by a calculation of the actual Leverage Ratio for such Test Period (without application of the Leverage Cure) as well as a reasonably detailed calculation of the Leverage Ratio after giving effect to the Leverage Cure, including a reasonably detailed calculation of EBITDA and, to the extent different, Adjusted EBITDA (as defined below) for the Cured Test Period;

(B) when calculating EBITDA for any Cured Test Period, including when calculating any adjustments of the type described in clause (c) of the definition thereof, the following additional principles shall apply for such EBITDA calculation (in addition to those set forth in the definition of EBITDA) (EBITDA so adjusted, being referred to as “Adjusted EBITDA”):

(i) any Cure Transaction shall be given pro forma effect and be deemed to have occurred, in the case of an acquisition or investment, on the first day of the Cured Test Period, in the case of a sale or other disposition, prior to the beginning of the Cured Test Period and in the case of the incurrence or repayment of Indebtedness, immediately prior to the last day of such Cured Test Period; and

(ii) for the avoidance of doubt, no EBITDA earned after the end of any Cured Test Period will be included in the EBITDA calculation for any such Cured Test Period; and

(C) the Parent may not exercise the Leverage Cure in respect of any two consecutive Test Periods, more than once per calendar year nor more than three times in total over the life of this Agreement.

All the terms used in this Section 6.04 shall be calculated in accordance with the accounting principles applied in connection with the latest consolidated financial statements of the Parent required to be delivered pursuant to Section 5.01(a) or (b) (subject to Section 6.02(b)).”

(d) The Credit Agreement is hereby amended by adding thererto Annex I as follows:

Rate Table

	Applicable Rating (% per annum)
	BBB- /Baa3 or better	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	0.300%	0.550%	0.800%	1.200%

For purposes of determining the Applicable Margin, (a) if either Moody’s or S&P does not have in effect a Rating, then the Rating assigned by the other rating agency shall be used, provided that in the event that neither Moody’s nor S&P have in effect a Rating, the BB-/Ba3 or lower rate shall apply; and (b) in case of a split Rating where at least one Rating is BBB/Baa2 or below, the average of the two applicable rates will apply, otherwise the higher Rating shall prevail.

If the relevant Rating assigned by Moody’s or S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Parent and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system (including, in such case, an amendment to replace Moody’s or S&P, as applicable, with another rating agency) or the unavailability of ratings from such rating agency, and, pending the effectiveness of any such amendment, the Applicable Margin shall be determined by reference to the rating most recently in effect prior to such change or cessation.”

ARTICLE III

Representations and Warranties

Section 3.1 Representations and Warranties to the Amendment Effective Date. Each Loan Party hereby represents and warrants as of the Amendment Effective Date as follows:

(a) all of the representations and warranties set forth in the Credit Agreement are true and correct on and as of such date, as if made on such date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct on and as of such earlier date (it being understood that references therein to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by this Amendment and after giving effect to the amendments set forth herein);

(b) the execution, delivery and performance by each Loan Party of this Amendment have been duly authorized by all necessary corporate or other organizational action, as applicable, of such Loan Party;

(c) this Amendment has been duly executed and delivered by such Loan Party; and

(d) no Default or Event of Default has occurred, is continuing or would exist after giving effect to this Amendment.

ARTICLE IV

Effectiveness

Section 4.1 Effective Date. This Amendment shall become effective on the date (the “Amendment Effective Date”) on which the Administrative Agent shall have received counterparts to this Amendment duly executed and delivered by facsimile transmission or electronic mail (in “.pdf” or similar format) by each Loan Party, the Administrative Agent and the Required Lenders.

Section 4.2 Fees.

(a) The Loan Parties shall pay or cause to be paid to the Administrative Agent, for the account of each Lender party hereto (each, a “Consenting Lender”) an amendment fee equal to 0.125% of the sum of such Consenting Lender’s outstanding Loans under the Credit Agreement as of the Amendment Effective Date (the “Consenting Lender Loans”), which fee shall be earned, due and payable on the Amendment Effective Date.

(b) The Loan Parties shall pay or cause to be paid to the Administrative Agent, for the account of the Consenting Lenders, an additional amendment fee equal to 0.125% of the sum of such Consenting Lender’s outstanding Consenting Lender Loans under the Credit Agreement as of December 31, 2017 (or at the election of the Borrower, on such earlier date the Borrower may elect in its sole discretion to pay such fee), which fee shall be earned, due and payable on December 31, 2017 (or at the election of the Borrower, on such earlier date the Borrower may elect in its sole discretion).

Section 4.3 Expenses. The Loan Parties shall pay all out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Lenders, in connection with this Amendment.

Section 4.4 Notification. The Administrative Agent shall notify the Loan Parties and the Lenders of the Amendment Effective Date and such notice shall be conclusive and binding.

ARTICLE V

Miscellaneous

Section 5.1 Effect of Amendment. Except as modified pursuant hereto, no other changes or modifications to the Credit Agreement or Loan Documents are intended or implied and in all other respects the Credit Agreement and Loan Documents are hereby specifically ratified, restated and confirmed by all parties hereto as of the effective date hereof. To the extent of conflict between the terms of this Amendment and the Loan Documents, the terms of this Amendment shall control. The Credit Agreement and this Amendment shall be read and construed as one agreement.

Section 5.2 Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional action as may be reasonably necessary or desirable to effectuate the provisions and purposes of this Amendment.

Section 5.3 Binding Effect. This Amendment shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

Section 5.4 Severability. Any provisions of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 5.5 Reference to the Effect on the Loan Documents. Upon the effectiveness of this Amendment, (a) each reference in the Credit Agreement to this “Agreement,” “hereunder,” “hereof,” “herein” or words of similar import and (b) each reference in any other Loan Document to “the Credit Agreement”, shall mean and be a reference to the Credit Agreement as amended by this Amendment.

Section 5.6 Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Amendment.

Section 5.7 Counterparts; Electronic Signatures. This Amendment may be executed by one or more parties to this Amendment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile transmission or electronic mail (in “.pdf” or similar format) shall be effective as delivery of a manually executed counterpart hereof.

Section 5.8 Governing Law. This Amendment and any non-contractual obligations arising out of or in connection with it shall be construed in accordance with and governed by Japanese law (without regard to conflicts of laws principles).

Section 5.9 Jurisdiction; Consent to Service of Process. Section 11.10(b), (c) and (d) of the Credit Agreement are incorporated herein mutatis mutandis.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first above written.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eran Ezra
Name: Eran Ezra
Title: Senior Vice President, Head of Global Treasury, Risk and Insurance

By:	/s/ Eyal Rubin
Name: Eyal Rubin
Title: Vice President, Head of Corporate Treasury
TEVA HOLDINGS K.K.

By:	/s/ Eran Ezra
Name: Eran Ezra
Title: Senior Vice President, Head of Global Treasury, Insurance and Risk Management

By:	/s/ Eyal Rubin
Name: Eyal Rubin
Title: Vice President, Head of Corporate Treasury

[Signature Page to Amendment]

[Signature pages of Lenders omitted and on file with the registrant]

[Signature Page to Amendment]